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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANA M. DIAZ (212) 898-6428
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 PARK AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS E. LOUDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA ZIMERMAN
Notary Public, State of New York
Registration #01ZI6315842
Qualified In New York County
Commission Expires December 1, 2018

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hapoalim Securities USA, Inc.

Statement of Financial Condition
with Report of Independent
Registered Public Accounting Firm

December 31, 2015

Hapoalim Securities USA, Inc.

Contents

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Hapoalim Securities USA, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. as of December 31, 2015. This financial statement is the responsibility of Hapoalim Securities USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York
February 26, 2016

Hapoalim Securities USA, Inc.

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 823,086
Receivables from brokers and dealers	19,858,859
Due from Bank Hapoalim	46,040
Securities owned, at fair value	28,752,881
Fixed assets, at cost, less accumulated depreciation and amortization of $3,185,744	104,899
Deferred tax assets	70,000
Other assets	926,436
TOTAL ASSETS	**$50,582,201**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold not yet purchased, at fair value	$ 8,035,880
Payable to Affiliates	2,478,984
Accrued expenses and other liabilities	2,141,235
	12,656,099
Subordinated borrowings from Parent	10,000,000
TOTAL LIABILITIES	22,656,099
Stockholder's Equity	
Common stock - $0.01 par value: 100 shares authorized, 10 shares issued and outstanding	-
Additional paid-in capital	65,611,134
Accumulated deficit	(37,685,032)
TOTAL STOCKHOLDER'S EQUITY	27,926,102
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 50,582,201**

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of PCM-HSU Holdings, Inc. ("PCM-HSU Holdings" or "Parent") which is a subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Its business includes fixed income, equity and options trading and brokerage activities as well as underwriting of fixed income securities.

In January 2016, the Company ceased fixed income market making and underwriting activities. See also Note 15, Subsequent Events.

2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare financial statements in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items requiring significant management estimate and assumptions are fair value estimates of assets and liabilities, and valuation allowance for deferred tax assets.

Revenue Recognition

Firm trading and underwriting revenues, proprietary securities transactions, brokerage fees, commissions, and related expenses are recorded on a trade date basis. Commissions arise from agency transactions effected on behalf of institutional customers.

Securities Owned and Securities Sold not yet Purchased

Securities owned and securities sold not yet purchased are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Transactions are recorded on the trade date, as are profit and loss arising from all securities transactions.

Foreign Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation and amortization

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease. Amounts are included in the Statement of Operations in occupancy and equipment expense.

Income taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company files a consolidated federal tax return together with its Parent. Federal income tax is allocated to the Company as if it were filing separately.

Cash and cash equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. The Company holds bank balances of $560,910 in excess of FDIC limits.

Fair Value Measurement

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

Restructuring Liabilities and Other Contingencies

The Company accounts for its restructuring plans under FASB ASC 420, "Exit or Disposal Cost Obligations." The policy provides that one-time termination benefit obligations are deemed to exist when a plan has been approved by the Board of Directors and communicated to employees. The expense is generally recognized over the future service period, unless the future service period is less than 60 days. In addition, liabilities for contract termination costs are recognized and measured at fair value in the period in which the liability is incurred. This is generally when the Company terminates the contract pursuant to the contractual terms or ceases to use the rights conveyed under the contract.

3. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

See also Note 13, Commitments and Contingencies.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2015, securities owned and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, not yet Purchased
U.S. Treasuries & Govt. Agencies	$6,396,185	$ 7,977,757
Foreign Bonds	1,794,137	8,724
U.S. Corporate Bonds	3,564,019	3,123
Municipal Bonds	14,443,251	46,276
Certificates of Deposit	2,555,289	-
	$28,752,881	$ 8,035,880

5. Fair value Disclosures

FASB ASC 820, "Fair Value Measurements", defines fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs for the asset or liability rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability and that are consequently not based on market activity but upon particular valuation techniques. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.The Company did not have any level 3 assets or liabilities that were measured at fair value at December 31, 2015.

During 2015 there were no transfers of financial instruments within the fair value hierarchy.

Assets and liabilities measured at fair value at December 31, 2015 on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
Assets				
Government Agency	$ -	$ 6,396,185	$ -	$ 6,396,185
Foreign Bonds	-	1,794,137	-	1,794,137
U.S. Corporate Bonds	-	3,564,019	-	3,564,019
Municipal Bonds	-	14,443,251	-	14,443,251
Certificates of Deposit	-	2,555,289	-	2,555,289
Total Assets	$ -	$ 28,752,881	$ -	$ 28,752,881
Liabilities				
U.S. Government	$7,977,757	$ -	$ -	$ 7,977,757
Foreign Bonds	-	8,724	-	8,724
U.S. Corporate Bonds	-	3,123	-	3,123
Municipal Bonds	-	46,276	-	46,276
Total Liabilities	$7,977,757	$ 58,123	$ -	$ 8,035,880

6. Fixed Assets

A summary of fixed assets at December 31, 2015 is as follows:

		2015
Computer Equipment	$	1,806,651
Leasehold Improvements		651,328
Software		606,982
Furniture, fixtures and equipment		225,682
Total		3,290,643
Less: Accumulated depreciation and amortization		3,185,744
Fixed assets, net		$ 104,899

During the year, the Company disposed of $37,378 of assets that were fully depreciated.

7. Other Assets

A summary of other assets at December 31, 2015 is as follows:

	2015
Prepaid expenses	$ 533,819
Accounts receivable	39,044
Employee loans and advances	87,500
Other	266,073
Total	$ 926,436

8. Loans and Lines of Credit

The Company has a Subordinated Loan agreement with Hapoalim totaling $10 million which bears interest based on London Interbank Offered Rate ("LIBOR") plus 3% (3.61% at December 31, 2015) paid quarterly with provisions for automatic annual renewals. The most recent renewal has a maturity date of September 30, 2016.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital, and accordingly, is included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year the Company had an overdraft facility agreement with Bank Hapoalim totaling $75 million. Borrowings bore interest based on LIBOR plus 0.95% paid monthly, and had a final maturity of December 31, 2015. As of December 31, 2015, there was no amount outstanding on the line of credit and the line was not renewed.

9. Employee Benefit Plans

The Company has a qualified 401(k) defined contribution profit sharing plan covering substantially all of its employees. The Company's matching contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code for this type of plan. The employees contribute to their 401K accounts in amounts that do not exceed the maximum permitted by the Internal Revenue Code.

10. Income Taxes

As of December 31, 2015, the gross deferred tax asset amounted to approximately $9.7 million. A valuation allowance of approximately $9.6 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2015, gross deferred tax assets increased by $1,585,000 and the valuation allowance increased by $5,683,000. The temporary differences that give rise to the gross deferred tax asset at December 31, 2015, are as follows:

Deferred Tax Assets:	
Tax credits	$ 445,000
Accrued liabilities	1,052,000
Fixed assets	257,000
Net Operating Losses (NOL)	7,920,000
Total deferred tax assets before valuation allowance	9,674,000
Less: Valuation allowance	(9,604,000)
Total deferred tax assets after valuation allowance	$ 70,000

The Company has a pre-tax effected federal net operating loss carry forward of approximately $18 million as of December 31, 2015. The NOLs expire between December 31, 2023 and December 31, 2035. Due to limitations in the usage of NOLs subsequent to the change in ownership when the Hapoalim Group originally acquired the Company, the amount of federal carryover loss that can be used in any one year is approximately $1.3 million, excluding the current year NOL of approximately $2.7 million and the NOL of $2.4 million from the prior two years.

The Company files consolidated federal income tax returns with the Parent.

The Company is no longer subject to U.S. Federal, state and local tax examinations by tax authorities for years before 2012.

11. Related Parties

During the year ended December 31, 2015, the Company incurred service fees and other expenses and earned commissions and other revenues from Hapoalim and affiliates. As of December 31, 2015, $46,040 and $2,478,984 remain outstanding, reflected under the captions Due from Bank Hapoalim and Payable to Affiliates, respectively, on the Statement of Financial Condition. See also Notes 8, 10, and 15.

12. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has sold securities that it does not own and will therefore be obligated to repay the amount or purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2015 at fair values of the related securities and could incur a loss if the fair value of the securities increases subsequent to December 31, 2015.

13. Commitments and Contingencies

The Company applies the provisions of FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company mitigates this risk with its ongoing credit review procedures on all relevant customers. The Company's contract with the clearing broker also required the placement of a $250,000 deposit with its clearing broker. This deposit is included in the balance sheet in Receivables from Brokers and Dealers.

The Company leases its New York City office space under a non-cancelable operating lease expiring in July 2022. The Company has an option for early termination of the lease effective July 31, 2017, subject to payment of a $400,000 penalty. In addition, the Company leases its Miami office space under a non-cancelable operating lease expiring in June 2017.

Future minimum lease payments under the office leases and equipment operating leases are as follows:

Years Ending December 31,	
2016	$ 713,865
2017	647,576
2018	644,640
2019	644,640
2020	644,640
Thereafter	1,020,680
Total	$ 4,316,041

14. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness (15 to 1) or the minimum dollar requirement of $100,000. At December 31, 2015, the Company had net capital of approximately $34.5 million, which exceeded minimum capital requirements by approximately $34.2 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

15. Subsequent Events

In January 2016, the Company's Board of Directors approved a restructuring plan (the "Plan") that involves eliminating all fixed income market making activities. In connection with the Plan, approximately 30 sales, trading, and support staff will be terminated by March 31, 2016, and offices in Miami and Los Angeles will be closed. The Company currently estimates that the total future pre-tax charges resulting from the Plan will be approximately $2.3 million.

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 20, 2016 the date the Company's financial statements were issued. Management has determined that there are no other material events that would require adjustment to or disclosures in the Company's financial statements.